Exhibit 4.40

Attn: Mr. R. Stewart Chief Executive Officer Amarin Corporation plc 7 Curzon Street London W1J 5HG England	23 December 2003

Dear Rick

Zelapar™

Amended and Restated Option Agreement between Elan Pharma International Limited (“Elan”) and Amarin Corporation plc. (“Amarin”), 4 August 2003 (the “Zelapar Agreement”)

This letter sets out the terms on which Elan and Amarin have agreed to amend the Zelapar Agreement and to conduct their respective business in relation to Zelapar (the “Product”).

1.                                           Interpretation

In this letter:

1.1.                                   “Amarin Development Period” shall have the meaning in Clause 5 of this letter.

1.2.                                   “Amendment Date” shall mean 23 December 2003.

1.3.                                   Other expressions used shall have the same meaning as in the Zelapar Agreement, and this letter is to be interpreted in the same manner as the Zelapar Agreement.

1.4.                                   Except as expressly stated, references to section numbers are to those of the Zelapar Agreement.

2.                                           Amendments To The Zelapar Agreement

The Zelapar Agreement is hereby amended with effect from the Amendment Date, as follows:

2.1.                                   Each reference to the “Master Agreement” is deemed to mean the Master Agreement as amended by the Amendment Agreement between Elan Corporation, plc., Elan, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and Amarin made on the Amendment Date.

2.2.                                   The following new Section 1.1.4A is inserted:

“1.1.4A                                                   “Letter Agreement” shall mean the letter agreement between Elan and Amarin relating to the Product, dated 23 December 2003.”

2.3.                                   Section 3.2 (Option Period) is deleted and the following substituted therefor:

“3.2                      Option Period.  The “Option Period” shall mean the period commencing on the date of this Agreement and ending on the sooner of:

(a)                             the date on which Elan or any of its Affiliates which are a party to the Master Agreement have received a total between them of:

(i)             US$30,000,000 (thirty million dollars) if before 31 December 2003; or

(ii)          US$31,500,000 (thirty one million five hundred thousand dollars) if thereafter —

pursuant to Clauses 7 and 8 of the Master Agreement or otherwise expressed to be in discharge of the Outstanding Amounts (as defined in the Master Agreement);and

(b)                            31 March 2004.”

2.4.                                   Each of Sections 3.5 (Pursuit of New Drug Application), 4.3 (Project Team) and 4.4 (Expenses) is amended by the insertion immediately after their respective caption of the words:

“Subject to the Letter Agreement, “

2.5.                                   Section 4.2 is amended by the insertion at the end of the following sentence:

“Each provision of this Section 4.2 is subject to any contrary provision of the Letter Agreement.”

2.6.                                   Section 4.5(a) is amended by the deletion of the words “Out Of Pocket Expenses of Elan” and the substitution therefor of the words “Out Of Pocket Costs of Elan”, it being acknowledged that the existing language was a typographical error.

2.7.                                   In Section 8.2 (Termination), the date “31 December 2003” is amended to read “31 March 2004”.

2.8.                                   Section 10.3 (Assignment) is deleted in its entirety and the following substituted therefor:

“10.3                Assignment. Subject to Elan’s rights of termination in Section 8.4 and Section 9, neither party shall assign its rights or obligations under the Agreement without the prior written consent of the other party hereto; provided, however, that:

10.3.1                         Elan may, without such consent, assign the Agreement and its rights and obligations hereunder to an affiliate or in connection with the sale of substantially all of its assets or business relating to the Product (without prejudice to any other right to assign specific rights hereunder;

10.3.2                         either party may, without such consent, assign the Agreement and its rights and obligations hereunder in connection with its merger or consolidation or change in control or similar transaction (again subject to Elan’s right in the event of an Amarin Change of Control); and

10.3.3                         Amarin may not assign the Agreement on a sale of substantially all of its assets or business, but in such circumstances, at Amarin’s option, Elan may enter into good faith negotiations with the intended purchaser with a view to the Assignment Agreement being executed in favour of such purchaser.  In such circumstances, the milestone payment referred to in Section 7.1 shall be payable in cash instead of ordinary shares, and the other terms of the Assignment Agreement shall be determined in accordance with Section 3.1.

Provided further in each case that any permitted assignee assumes in writing all obligations of its assignor under this Agreement, and that any assignment is subject to the Scherer Agreement and any consent that may be required thereunder.”

3.                                           Amarin To Conduct Development

During the Amarin Development Period:

3.1.                                   As between Elan and Amarin, Amarin shall be solely responsible for the further development of the Product.

3.2.                                   Amarin shall use Commercially Reasonable Efforts to diligently pursue the preparation, submission, acceptance for filing and substantive review, and approval of an NDA for the Product with the FDA, including interaction with the FDA.

3.3.                                   To the extent that Elan’s obligations in respect of the development of the Product pursuant to the Scherer Agreement exceed those of Amarin under the Zelapar Agreement and this letter, Amarin shall on Elan’s behalf do such acts and exercise such diligence as is required by the Scherer Agreement.

3.4.                                   No meetings of the Steering Committee shall take place.

3.5.                                   The Plan may be amended by Amarin with Elan’s consent, which shall not be unreasonably withheld.  For the avoidance of doubt, Amarin will perform and manage the day to day execution and operations of the Plan.

3.6.                                   Amarin will keep Elan reasonably appraised of its activities in relation to the Product.  Amarin will provide to Elan all materials provided to Amarin’s Project Team for Zelapar.

3.7.                                   All development work in relation to the Product shall be at Amarin’s sole cost and expense.

4.                                               Exclusions

Notwithstanding Clause 3 of this letter, Amarin shall not:

4.1.                                   commence any clinical study; or

4.2.                                   enter into any binding commitment pursuant to which Elan may, by reason of law and/or good ethical practice, become compelled to honor any part of such commitment after the Amarin Development Period —

without the prior written consent of Elan.

5.                                           Amarin Development Period

5.1.                                   The Amarin Development Period shall begin on 1 January 2004 and end on 31 January 2004.

5.2.                                   The Amarin Development Period shall be automatically extended to 29 February 2004 and 31 March 2004 unless either Amarin or Elan give written notice not less than three (3) business days before each such date to the contrary.  The Amarin Development Period shall not be extended beyond 31 March 2004.

5.3.                                   Notwithstanding Clauses 5.1 and 5.2 of this letter, the Amarin Development Period shall automatically terminate on the termination of the Option, and no extensions shall apply.

5.4.                                   Following the end of the Amarin Development Period, the parties shall revert to their status as it would have been under the Zelapar Agreement as amended by Clause 2 of this letter.

6.                                           Warranties, Indemnities and Liability

6.1.                                   Amarin represents and warrants to Elan that:

6.1.1                             it has the right, power, capacity and authority and has taken all action necessary to authorise it to execute and deliver and to exercise its rights and perform its obligations under this letter and any ancillary documents pertaining thereto (together “Transaction Documents”), and its obligations under the Transaction Documents are valid, legally binding and enforceable according to their terms, including obtaining all necessary approvals and consents from its shareholders and any third parties;

6.1.2                             there are no agreements between Amarin and any third party that conflict with the Transaction Documents;

6.1.3                             it does not require any further consents or approvals to consummate the transaction contemplated by the Transaction Documents including:

6.1.3.1                           approval of its shareholders; or

6.1.3.2                           approval of NASDAQ.

6.2.                                   Default by Amarin under any of the provisions of this letter shall be deemed a default under the Zelapar Agreement and shall have the consequences set out in the Zelapar Agreement.

6.3.                                   Amarin and Elan shall indemnify and hold harmless the other from and against all costs, claims, loss, damage and expense incurred or arising out of any breach by the indemnifying party of its obligations under this letter or negligence after the Amendment Date.  Without prejudice to the generality of the foregoing, Amarin shall indemnify and hold harmless Elan against all such costs, claims, loss, damage and expense by reason of any default of Elan under the Scherer Agreement to the extent attributable to Amarin’s default or negligence after the Amendment Date.

6.4.                                   Amarin acknowledges that as of the Amendment Date, it is not aware of any breach by Elan of the Zelapar Agreement.  Each extension of the Amarin Development Period shall be deemed an acknowledgement by Amarin as of the last day on which Amarin could give notice not to extend the Amarin Development Period, that it is not aware of any breach by Elan of the Zelapar Agreement including any breach of the provisions of this letter.

7.                                           Miscellaneous Provisions

7.1.                                   Assignment:

7.1.1                             Elan may assign its rights and obligations under this letter to a valid assignee of the Zelapar Agreement.

7.1.2                             Amarin may not assign its rights or obligations under this letter, but without prejudice to the amendments to the Zelapar Agreement effected by Clause 2 of this letter.

7.2.                                   Scherer Consent:

To the extent that the consent of RP Scherer Corporation may be needed to this letter, and/or to effect the transaction hereby contemplated, the parties shall reasonably cooperate with each other with a view to securing such consent and further (at Elan’s option) Amarin shall use its best efforts to secure such consent.

7.3.                                   Application of Provisions:

Sections 5 (Confidentiality) and 10 (Miscellaneous) of the Zelapar Agreement shall apply to this letter mutatis mutandis.

***

Please have a duplicate of this letter executed by a duly authorised representative of Amarin to indicate that you are in agreement with the proposed terms.

Yours sincerely

Duly authorised for and on behalf of

Elan Pharma International Limited

Accepted and agreed to by:

Duly authorised for and on behalf of
Amarin Corporation plc.

Name:
Date:

[Signature Page to Zelapar Letter]